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                     CORP BANCA: THIRD QUARTER RESULTS 2005


Santiago, Chile, November 9, 2005 - CORP BANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its results for the nine months ended September 30, 2005 and for the third quarter of 2005. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. All figures are expressed in Chilean pesos as of September 30, 2005, whereas percentages are expressed in real terms. U.S. dollar amounts in this report were translated from Chilean pesos at the rate of Ch$533.69 per U.S. dollar, the Central Bank of Chile's observed exchange rate as of September 30, 2005.



Executive Summary

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                                   CORP BANCA
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>    Analysis of Results

Third Quarter of 2005

Corp Banca's net income in the third quarter of 2005 increased by Ch$3,190 million, or 26.4% (Ch$0.27 per share or US$2.52 per ADR), when compared to same period in 2004. This is mainly due to a Ch$3,706 million increase in gross margin, a Ch$1,037 million increase in non-operating income, and to a lesser degree a reduction of Ch$947 million in allowances for loan losses. Gross margin over interest-earning assets (total loans and financial investments) remained relatively flat going from 4.7% for the third quarter of 2004 to 4.6% for the third quarter of 2005.

Operating expenses increased by Ch$1,080 million in the third quarter of 2005 compared to the third quarter of 2004, largely due to the increased hiring of personnel. Despite this increase, the 38.2% efficiency ratio for the third quarter of 2005 compares favorably with the 39.1% ratio for the third quarter of 2004.

Net loss from price level restatement increased by Ch$1,293 million in the third quarter 2005 compared to the third quarter of 2004, due to the higher consumer price index (CPI) for the period and Corp Banca's larger capital base.

Due to the above mentioned increase in gross margin and net income, Corp Banca's return on equity for the third quarter of 2005 was 17.0%, which compares favorably with the 14.5% posted for the third quarter of 2004. On a pre-tax basis, these ratios were 20.2% and 17.8% for the third quarters of 2005 and 2004, respectively.

Finally, return on interest-earning assets also increased from 1.7% in the third quarter of 2004 to 1.9% in third quarter of 2005. On a pre-tax basis it increased from 2.0% in the third quarter of 2004 to 2.2% in the third quarter of 2005.


Nine Months Ended September 30, 2005

Corp Banca posted net income of Ch$39,825 million (Ch$0.23 per share or US$2.19 per ADR) for the nine-month period ended September 30, 2005, representing a 1.8% increase compared to net income of Ch$39,106 million for the same period in 2004. On a pre-tax basis, Corp Banca had net income of Ch$48,539 for the nine months ended September 30, 2005, reflecting an increase of 13.6% compared to the same period in 2004. The difference between net income and pre-tax income reflects the establishment by Corp Banca of an income tax provision at the beginning of the second half of 2004 following the full utilization of tax loss carryforwards relating to subordinated debt of the Central Bank of Chile held by Corp Banca.


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For the nine months ended September 30, 2005, Corp Banca maintained its position as one of the most efficient banks in the Chilean banking sector among its peers of comparable size in terms of loan portfolio and markets served, with a consolidated efficiency ratio (operating expenses over gross margin) of 39.3% and a non-consolidated efficiency ratio of 40.5%, compared to an efficiency ratio of 53.5% for the Chilean banking sector.

Return on equity (ROE) dropped from 15.6% in the first nine months of 2004 to 14.8% in the first nine months of 2005 (in each case on an annualized basis). This decrease was due in part to the increase in Corp Banca's capital base as a result of the capitalization of 50% of its 2004 net income and by the impact of the recordation of tax provisions in the second half of 2004 following the full utilization of tax loss carryforwards. On a pre-tax basis, Corp Banca's annualized return on equity for the first nine months of 2005 was 18.0% compared to 17.1% for the first nine months of 2004.


>    Business Activity

Total loans, net of interbank loans as of September 30, 2005 increased by 15.8% compared to the same period in 2004, outpacing the 12.4% growth in total loans, net of interbank loans exhibited by the Chilean banking sector, allowing Corp Banca to increase its market share from 6.4% as of September 30, 2004 to 6.6% as of September 30, 2005. This increase includes a growth of 0.4 points in Corp Banca's residential mortgage loan market share.

As of September 30, 2005, Corp Banca had a risk index (allowances for loan losses over total loans) of 1.6%, which compares favorably to the 1.7% recorded by the Chilean banking sector and the 1.8% recorded by Corp Banca for the same period in 2004.


>    Financing

Due to Corp Banca's capitalization policy, whereby 50% of its previous fiscal year's net income is capitalized, Corp Banca's capital and reserves have been an important source of funding loan growth. In addition, as a result of the fluctuation in the prevailing interest rates, savings accounts and time deposits have been the most dynamic source of funding in the 12-month period ending September 30, 2005, increasing Ch$136,766 million in real terms, or 8.8%.

Corp Banca saw an increase of Ch$68,676 million, or 198.0%, in domestic borrowings and Ch$31,334 million, or 15.4%, in foreign borrowings which was due to an increase in operations relating to foreign trade financing.

In addition Corp Banca issued a U.F. 8,000,000 (approximately US$250 million) principal amount bond in April 2005 in order to decrease its assets and liabilities gap both with respect to currencies (adjusted) and terms of maturity.


>    Solvency

Corp Banca's Basle Index dropped from 15.1% in the first nine months of 2004 to 13.9% for the first nine months of 2005. Nonetheless, Corp Banca's Basle Index continues to be one of the highest among institutions in the Chilean banking sector, reflecting Corp Banca's sound solvency.


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                             CHILEAN BANKING SECTOR

>    Analysis of Results

Net income for the Chilean banking sector for the nine months ended September 30, 2005 grew by Ch$75.695 million, or 14.2%, to Ch$609,610, compared to the same period in 2004. This growth is mainly explained by the increase in income from foreign exchange transactions, net that, bolstered by the price variations of foreign currencies, rose by Ch$70,207 million when comparing third quarters of 2004 and 2005. Net interest margin (net interest revenues over interest-earning assets) increased by Ch$27,655 million as the result of an increase in business activities as well as the increase in the consumer price index (CPI) recorded from March of 2005 and forward. Fee income grew to Ch$17,784 million for the first nine months of 2005 while provisions for loan losses decreased by Ch$40,451 million for the first nine months of 2005 compared to the same period in 2004, evidencing improvements in the quality of the portfolio of the Chilean banking sector. Net income attributable to investments in subsidiaries increased by Ch$13,946 million, or 13.6%, compared to the first nine months of 2004.

Gains from trading activities, net originated by the administration of investment portfolios dropped by Ch$44,052 million, or 36.8%, in the first nine months of 2005 when compared to the same period in 2004. Finally, operating expenses increased by Ch$23,929 while the efficiency index for the sector improved slightly to 53.5%.

The following table shows certain information relating to the results of the Chilean banking sector for the periods indicated, in millions of Chilean pesos (except percentages):


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Change between     Percentage change
                                             Nine months ended          Nine months ended       2004 and 2005      between 2004 and
                                             September 30, 2004         September 30, 2005         periods         2005 periods
------------------------------------------------------------------------------------------------------------------------------------
Gross margin                                      1,794,658                1,863,241                68,583              3.8%
Operating expenses                                 (973,478)                (997,406)              (23,929)             2.5%
Allowances for loan losses                         (204,295)                (163,843)               40,451            (19.8%)
Income attributable to investments
in other companies                                  102,460                  116,407                13,946             13.6%
Other non-operating expenses                        (31,426)                 (33,509)               (2,083)             6.6%
Net loss from price-level restatement               (42,289)                 (56,803)              (14,514)            34.3%
Net income before taxes                             645,632                  728,087                82,455             12.8%
Income tax provisions                              (111,716)                (118,477)               (6,760)             6.1%
Net income                                          533,915                  609,610                75,695             14.2%


Profitability, measured in terms of return on equity (ROE), in the Chilean banking sector increased to 18.7% for the first nine months of 2005, compared to the 17.7% for the first nine months of 2004. On the other hand, the Chilean banking sector's adjusted net interest margin (forward contracts) dropped from 3.9% to 3.6% year on year mainly because of negative U.F. variations during the first quarter of 2005.


>    Business Activity

As of September 30, 2005, total loans, net of interbank loans for the Chilean banking sector grew by Ch$4,600,232 million, or 12.4%, compared to September 30, 2004. Retail loan activity contributed to this growth, as residential mortgage loans increased by 18.0% and consumer loans grew by 19.8% during the same period.

Commercial loans in the Chilean banking sector grew by 15.0% from September 30, 2004 to September 30, 2005. Leasing contracts grew by 23.4% while factoring operations expanded by 102.4% between the same dates. On the other hand, the portfolio of non-residential mortgage loans decreased by 22% and foreign trade loans dropped by 3% from September 30, 2004 to September 30, 2005.



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The quality of total loans, net of interbank loans in the Chilean banking sector has improved in line with Chilean economic improvement. Past-due loans fell
17.9% in the 12 months ended September 30, 2005, constituting 1.0% of total loans, net of interbank loans, as of September 30, 2005, compared to 1.4% recorded as of September 30, 2004.

Furthermore, hedge allowances for past-due loans improved, rising from 147.3% for the first nine months of 2004 to 165.3% for the first nine months of 2005. Following the same trend, the risk index (allowances for loan losses over total loans) of the Chilean banking sector decreased from 2.0% to 1.7% for the same period, year on year.

The following table shows certain information relating to the composition of the loan portfolio for the periods indicated, in millions of Chilean pesos (except percentages):


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Change from       Percentage change
                                               As of September 30,     As of September 30,      September 30,       from September
                                                       2004                   2005              2004 to 2005        30, 2004 to 2005
------------------------------------------------------------------------------------------------------------------------------------
Commercial (excluding commercial mortgages)*        15,102,535             17,371,381            2,268,846                   15.0%
Consumer*                                            4,229,703              5,067,848              838,145                   19.8%
Foreign trade                                        3,113,460              3,011,385             (102,075)                  (3.3%)
Housing mortgages                                    4,062,826              3,652,758             (410,068)                 (10.1%)
Commercial mortgages                                 1,965,256              1,489,821             (475,436)                 (24.2%)
Other commercial mortgages                             193,150                188,050               (5,099)                  (2.6%)
Other housing mortgages                              3,315,047              5,060,417            1,745,370                   52.6%
Leasing contracts                                    1,592,155              1,964,923              372,768                   23.4%
Factored receivables                                   190,363                385,304              194,941                  102.4%
Contingent                                           2,899,157              3,175,636              276,478                    9.5%
Past due loans                                         524,255                430,258              (93,997)                 (17.9%)
Other outstanding loans                                 37,948                 28,308               (9,640)                 (25.4%)
Total loans, net of interbank loans                 37,225,857             41,826,088            4,600,232                   12.4%
(*)Includes overdrafts


>    Financing

Due to gradual increases in interest rates, savings accounts and time deposits in the Chilean banking sector increased by Ch$4,172,172 million, domestic borrowings rose by Ch$522,907 million and foreign borrowings rose by Ch$119,953 million; during the 12 month period from September 30, 2004 to September 30, 2005.






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                      CONSOLIDATED RESULTS FOR CORP BANCA


>>       Analysis of Results

Third Quarter of 2005

The following table shows certain information relating to the composition of Corp Banca's net income for the periods indicated, in millions of Chilean pesos (except percentages):


------------------------------------------------- -------------------- ------------------- ---------------------- ------------------
                                                                                                                   Percentage change
                                                                                                                     between third
                                                                                           Change between third         quarter
                                                  Third quarter 2004   Third quarter 2005  quarter 2004 and 2005     2004 and 2005
------------------------------------------------- -------------------- ------------------- ---------------------- ------------------
Gross Margin                                               37,030               40,736               3,706                   10.0%
Operating expenses                                        (14,463)             (15,543)             (1,080)                   7.5%
Allowances for loan losses                                 (4,156)              (3,209)                947                  (22.8%)
Income attributable to investments in other companies          87                   62                 (25)                 (29.1%)
Other non-operating expenses                                 (792)                 245               1,037                 (131.0%)
Net loss from price-level restatement                      (2,860)              (4,153)             (1,293)                  45.2%
Net income before taxes                                    14,847               18,139               3,292                   22.2%
Income tax provisions                                      (2,764)              (2,867)               (102)                   3.7%
Net income                                                 12,082               15,272               3,190                   26.4%



Net income for the third quarter of 2005 rose by Ch$3,190 million, or 26.4%, compared to the same period the previous year. This increase is mainly explained by an increase of Ch$3,706 million in gross margin, an increase of Ch$1,037 million in other non-operating expenses and, to a lesser degree, a decrease of Ch$947 million in allowances for loan losses. Gross margin stayed relatively flat, going from 4.7% to 4.6% of interest-earning assets, due mainly to the drop in net interest margin which fell from 4.0% in the third quarter of 2004 to 3.7% in the same period for 2005. This decrease was partially offset by an increase in fees and income from services, net and gains from trading activities, net.

On the other hand, operating expenses increased by Ch$1,080 million, primarily attributable to the increase in personnel hiring by Corp Banca to meet increased business needs in line with the bank's level of business activity. Despite the increase, Corp Banca's efficiency ratio for the third quarter 2005 reached 38.2%, which compares favorably with the 39.1% for the same period in 2004.

Net loss from price-level restatement increased by Ch$1,293 million, mainly due to higher inflation rates during the third quarter of 2005 when compared to the same period in 2004 (1.9% and 0.7% respectively) and to the increase in the bank's capital base (7.6%). Provisions for income tax were Ch$102 million higher in the third quarter of 2005 compared to the third quarter of 2004 due to the increase in Corp Banca's net income. Corp Banca began recording tax provisions in the second half of 2004 following the full utilization of tax loss carryforwards relating to subordinated debt of the Central Bank of Chile held by Corp Banca.



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Nine Months Ended September 30, 2005


The following table shows certain information relating to the composition of Corp Banca's consolidated net income for the periods indicated, in millions of Chilean pesos (except percentages):

------------------------------------------------ -------------------- -------------------- ---------------------- ------------------
                                                 Nine months ended     Nine months ended     Change between 2004   Percentage change
                                                 September 30, 2004    September 30, 2005     and 2005 periods     between 2004 and
                                                                                                                      2005 periods
------------------------------------------------ -------------------- -------------------- ---------------------- ------------------
Gross Margin                                             104,078              110,643                6,565               6.3%
Operating expenses                                       (40,147)             (43,440)              (3,293)              8.2%
Allowances for loan losses                               (15,250)             (11,091)               4,158             (27.3%)
Income attributable to investments in other companies        174                  158                  (17)             (9.6%)
Other non-operating expenses                              (1,277)                (814)                 463             (36.3%)
Net loss from price-level restatement                     (4,845)              (6,916)              (2,072)             42.8%
Net income before taxes                                   42,735               48,539                5,805              13.6%
Income tax provisions                                     (3,628)              (8,714)              (5,086)            140.2%
Net income                                                39,106               39,825                  719               1.8%


(*) See table below for gross margin composition

Corp Banca posted net income of Ch$39,825 million (Ch$0.23 per share or US$2.19 per ADR) for the nine-month period ending September 30, 2005, representing a 1.8% increase compared to net income of Ch$39,106 million for the same period in 2004. On a pre-tax basis, Corp Banca had net income of Ch$48,539 for the third quarter of 2005, reflecting an increase of 13.6% compared to the same period in 2004. The difference between net income and pre-tax income reflects the establishment by Corp Banca of an income tax provision at the beginning of the second half of 2004 following the full utilization of tax loss carryforwards relating to subordinated debt of the Central Bank of Chile held by Corp Banca.

Gross margin for the first nine months of 2005 increased by Ch$6,565 million, or 6.3%, compared to the same period in 2004. However, due to the growth in interest-earning assets (total loans and financial investments) and a low consumer price index (CPI) for first quarter of 2005, gross margin over total assets decreased from 4.4% for the first nine months of 2004 to 4.2% for the same period in 2005. Net interest margin dropped from 3.9% as of September 30, 2004 to 3.4% as of September 30, 2005.

Operating expenses increased by 8.2% in the 12 months ended September 30, 2005, primarily due to the fact that Corp Banca increased its personnel in order to handle growth in business activity. Notwithstanding the increase in hiring, Corp Banca's efficiency ratio was 39.3% for the first nine months of 2005 which, although representing an increase over the efficiency ratio of 38.6% for the same period in 2004, continues to be one of the lowest among its peers of comparable size in terms of loan portfolio and markets served.

Allowances for loan losses decreased by Ch$4,158 million, or 27.3%, in the first nine months of 2005 compared to the same period in 2004 as a result of improvements in Corp Banca's loan portfolio, net of interbank loans, evidencing improved performance of the Chilean economy and the effectiveness of the risk management policies applied by Corp Banca.

Net loss from price-level restatement increased by Ch$2,072 million mainly as a result of the 7.9% growth in Corp Banca's capital and reserves in the 12 months ended September 30, 2005, as well as an increase in inflation to 3.7% for the nine months ended September 30, 2005 compared to 2.2% for the same period in 2004. Substantially all of Corp Banca's assets and liabilities are monetary. Chilean GAAP requires that non-monetary assets and liabilities (primarily bank premises and equipment and shareholders' equity) be restated in constant pesos of purchasing power at the most recent balance sheet date. Losses arise when such restatements to fixed assets are less than such restatements to shareholders' equity.

Finally, the larger income tax expense in the first nine months of 2005 is the result of the establishment by Corp Banca of an income tax provision at the beginning of the second half of 2004 following the full utilization of the tax loss carryforwards relating to subordinated debt of the Central Bank of Chile held by Corp Banca.

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>    Gross margin

Third Quarter of 2005

The following table shows certain information relating to the composition of Corp Banca's gross margin for the periods indicated, in millions of Chilean pesos (except percentages):



----------------------------------------------- -------------------- ------------------ ---------------------- ---------------------
                                                Third quarter 2004   Third quarter 2005 Change between third     Percentage change
                                                                                        quarter 2004 and 2005      between third
                                                                                                               quarter 2004 and 2005
----------------------------------------------- -------------------- ------------------ ---------------------- ---------------------
Net interest revenue                                     28,916               30,588              1,672                    5.8%
Fees and income from services, net                        4,989                5,967                978                   19.6%
Gains from trading activities, net                        3,447                4,545              1,098                   31.9%
Foreign exchange transactions, net                        1,230                1,061               (169)                 (13.7%)
Other operating income, net                              (1,552)              (1,425)               127                   (8.2%)
Gross Margin                                             37,030               40,736              3,706                   10.0%


Net interest revenue, as adjusted (*)                    30,889               32,994              2,106                    6.8%
Foreign exchange rate earnings, as adjusted (*)            (743)              (1,345)              (603)                  81.2%

(*) Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes


The 10% increase in gross margin for the third quarter of 2005 compared to the same period in 2004 is mainly due to the Ch$1,672 million increase in net interest revenue, an increase of Ch$1,098 million in gains from trading activities, net, a growth of Ch$978 million in fees and income from services, net and a gain of Ch$127 million in other net operating income, net. Therefore, when analyzing gross margin over interest-earning assets evolution, which goes from 4.7% in the third quarter of 2004 to 4.6% in the same period of 2005, the decrease in net interest margin, from 4.0% to 3.7% was offset by the strong increase in fees and income from services, net and gains from trading activities, net, which reflect the application of Corp Banca's investment policies.

Nine months Ended September 30, 2005

The following table shows certain information relating to the composition of Corp Banca's gross margin for the periods indicated, in millions of Chilean pesos (except percentages):


------------------------------------------------ -------------------- -------------------- ---------------------- ------------------
                                                 Nine months ended     Nine months ended     Change between 2004   Percentage change
                                                 September 30, 2004    September 30, 2005     and 2005 periods     between 2004 and
                                                                                                                      2005 periods
------------------------------------------------ -------------------- -------------------- ---------------------- ------------------


Net interest revenue                                      85,822               84,178               (1,644)                 (1.9%)
Fees and income from services, net                        13,831               15,721                1,890                  13.7%
Gains from trading activities, net                         8,343               13,571                5,228                  62.7%
Foreign exchange transactions, net                           901                  559                 (342)                (38.0%)
Other operating income, net                               (4,820)              (3,385)               1,434                 (29.8%)
Gross margin                                             104,078              110,643                6,565                   6.3%

Net interest revenue, as adjusted (*)                     86,875               86,360                 (515)                  0.6%
Foreign exchange rate earnings, as adjusted (*)             (151)              (1,623)              (1,472)                972.8%
(*) Includes exchange rate earnings derived from forward contracts held by
Corp Banca for hedging purposes


Gross margin at Corp Banca grew by 6.3% as of the nine months ended September 30, 2005, to Ch$110,643 million. This growth is mainly due to an increase by Ch$5,228 million in gains from trading activities, net as a result of increased trading caused by fluctuations in prevailing interest rates (35% of which was the result of activities at Corp Banca while 65% was the result of activities at Corp Banca's stock brokerage subsidiary), an increase of Ch$1,890 in fees and income from services, net and an increase of Ch$1,434 million in other operating income, net, which was offset by a 13.7% increase in fees and income for services.

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These positive results were partially offset by a decrease of Ch$1,644 million in net interest revenue which was largely due to the negative prevailing inflation rate recorded during the first three months of 2005. The value of the U.F. decreased by 2.3% in the first nine months of 2005. Additionally, since the end of 2004, the Central Bank of Chile has been upwardly adjusting the benchmark interest rate, which entails reductions in net interest revenue since Corp Banca's interest-bearing liabilities reprice more frequently than its interest-earning assets. For these reasons, Corp Banca's net interest margin over interest-earning assets decreased from 3.9% for the first nine months of 2005 to 3.4% for the first nine months of 2004.

The increase of Ch$1,434 million in other operating income, net for the first nine months of 2005 compared to the 2004 period is largely explained by an increase of Ch$2,485 million in earnings on repossessed assets relating to leasing contracts, an increase of Ch$536 million in net income from currency forward contracts relating to U.F./Chilean peso risk and a Ch$91 million increase in income derived from bonuses paid to Corp Banca and Corp Corredores de Seguros, S.A., Corp Banca's insurance brokerage subsidiary, by insurance providers due to a lower casualty rate on insurance products placed. Corp Banca's other operating income, net was also impacted by a decrease of $194 million in operating expenses relating to credit cards and by Ch$202 million in expenses relating to the sale of assets received in lieu of payment. The decrease in other operating expenses was partially offset by an increase of Ch$2,184 million in sales force expenses, which was consistent with the increase in the size of Corp Banca's loan portfolio, especially in consumer and residential mortgage loans.



>    Operating Expenses

Third Quarter of 2005

The following table shows certain information relating to the composition of Corp Banca's operating expenses for the periods indicated, in millions of Chilean pesos (except percentages):


-------------------------------------------- -------------------- ------------------- ---------------------- ---------------------
                                             Third quarter 2004   Third quarter 2005  Change between third     Percentage change
                                                                                      quarter 2004 and 2005    between third quarter
                                                                                                                  2004 and 2005
-------------------------------------------- -------------------- ------------------- ---------------------- ---------------------
Personnel salaries and expenses                       (8,810)              (9,589)               (779)                 8.8%
Administrative and other expenses                     (4,409)              (4,636)               (226)                 5.1%
Depreciation and amortization costs                   (1,244)              (1,318)                (74)                 6.0%
Total operating expenses                             (14,463)             (15,543)             (1,080)                 7.5%



Operating expenses in the third quarter of 2005 rose by 7.5% compared to the same period in 2004, due to an increase of Ch$779 million in personnel salaries and expenses and an increase of Ch$226 million in administrative and other expenses. The increase in personnel salaries and expenses was mainly explained by new hiring at Corp Banca to address higher levels of business activities and as provided in the 2005 budget. The number of personnel at Corp Banca rose from 1,955 as of September 30, 2004 to 2,140 as of September 30, 2005. Notwithstanding these increases, Corp Banca's efficiency ratio improved when compared to the third quarter of 2004, decreasing from 39.1% to 38.2%.


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Nine months Ended September 30, 2005

The following table shows certain information relating to the composition of Corp Banca's operating expenses for the periods indicated, in millions of Chilean pesos (except percentages):

------------------------------------------------ -------------------- -------------------- ---------------------- ------------------
                                                 Nine months ended     Nine months ended     Change between 2004   Percentage change
                                                 September 30, 2004    September 30, 2005     and 2005 periods     between 2004 and
                                                                                                                      2005 periods
------------------------------------------------ -------------------- -------------------- ---------------------- ------------------
Personnel salaries and expenses                          (24,793)             (27,121)             (2,328)                9.4%
Administrative and other expenses                        (11,643)             (12,512)               (869)                7.5%
Depreciation and amortization costs                       (3,711)              (3,807)                (96)                2.6%
Total operating expenses                                 (40,147)             (43,440)             (3,293)                8.2%



Total operating expenses increased by 8.2%, to Ch$3,293 million for the third quarter of 2005 compared to the same period in 2004. Such increase reflects the expansion of Corp Banca's activity levels (loan portfolio). These expenses include personnel salaries and expenses, which represented the highest increase, from Ch$24,793 million for the first nine months of 2004 to Ch$27,121 million in the first nine months of 2005. Notwithstanding the increase in expenses, Corp Banca's consolidated efficiency ratio was 39.3% for the first nine months of 2005 which remains one of the most favorable efficiency ratios among its peers of comparable size in terms of loan portfolio and markets served. As part of its strategy to maximize efficiency, Corp Banca has been generating economies of scale through client expansion, fostering initiatives to improve productivity and tie compensation to performance levels.


>    Business Activity and Portfolio Quality

Total loans, net of interbank loans, at Corp Banca reached Ch$2,766,401 million as of September 30, 2005, representing an increase of 15.8% in real terms compared to September 30, 2004, outpacing the growth in the Chilean banking sector, which had a 12.4% increase in total loans, net of interbank loans. As a result, Corp Banca's loan market share increased from 6.4% as of September 30, 2004 to 6.6% as of September 30, 2005.

Growth in the loan portfolio was significantly affected by residential mortgage loans, which grew by 37.3% during the 12 months ended September 30, 2005, followed by foreign trade loans, which grew 25.1%, consumer loans, which grew 20.2% and commercial loans, which grew 16.1%. In each case the growth in these portfolios outpaced the growth in the Chilean banking sector, which experienced growth of 18.1%, -3.3%, 19.8% and 15.0%, respectively, over the same period.

In absolute terms, Corp Banca's commercial loans grew by Ch$179,864 million, or 16.1%, representing the largest expansion of the loan portfolio, followed by residential mortgage loans with Ch$58,5667 million, or 37.3%, by consumer loans with Ch$56,063 million , or 20.2%, and foreign trade loans with Ch$47,878 million, or 25.1%. The above-described growth in Corp Banca's total loan portfolio evidences general economic recovery in Chile, an increase in prevailing interest rates, and the execution of an active marketing program on behalf of Corp Banca oriented at positioning its most profitable portfolio products, which include residential mortgages, consumer loans and loans to small and medium-sized businesses.



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The following chart set forth certain information relating to the changes in
Corp Banca's market share in the loan categories listed below:


                              MARKET SHARE CHANGES

     Corp Banca's market share of consumer loans was 6.6% at December 31, 2001, 6.8% at December 31, 2002, 6.9% at December 31, 2003, 7.2% at December 31, 2004
and 7.1% at September 30, 2005.

     Corp Banca's market share of commercial loans (excluding commercial mortgages) was 4.9% at December 31, 2001, 5.8% at December 31, 2002, 7.3% at December 31, 2003, 7.3% at December 31, 2004 and 7.6% at September 30, 2005.

     Corp Banca's market share of residential mortgages was 1.1% at December 31, 2001, 1.3% at December 31, 2002, 1.7% at December 31, 2003, 2.3% at December 31,
2004 and 2.5% at September 30, 2005.

The following table sets forth certain information relating to Corp Banca's loan portfolio for the periods indicated, in millions of Chilean pesos (except percentages):

------------------------------------------------ --------------------- -------------------- -------------------- -------------------
                                                 As of September 30,    As of September 30,     Change from       Percentage change
                                                         2004                  2005         September 30, 2004   from September 30,
                                                                                                  to 2005           2004 to 2005
------------------------------------------------ --------------------- -------------------- -------------------- -------------------
Commercial (excluded commercial mortgages)*            1,116,577             1,296,442              179,864                 16.1%
Consumer*                                                277,734               333,797               56,063                 20.2%
Foreign trade                                            190,626               238,503               47,878                 25.1%
Housing mortgages                                        104,230               100,667               (3,563)                (3.4%)
Commercial mortgages                                     226,901               197,398              (29,503)               (13.0%)
Other commercial mortgages                                 1,719                 1,054                 (666)               (38.7%)
Other housing mortgages                                   52,958               115,189               62,230                117.5%
Leasing contracts                                        171,342               198,152               26,810                 15.6%
Factored receivables                                      48,733                50,021                1,288                  2.6%
Contingent                                               173,516               213,355               39,839                 23.0%
Past due loans                                            23,918                21,566               (2,353)                (9.8%)
Other outstanding loans                                      154                   258                  104                 67.6%
Total loans, net of interbank loans                    2,388,409             2,766,401              377,992                 15.8%
(*)  Includes overdrafts


As mentioned above, Corp Banca's residential mortgage loan portfolio increased by 37.3% in the 12 months ended September 30, 2005, outpacing the 18.0% expansion experienced during the same period by the Chilean banking sector. This allowed Corp Banca to increase its market share for this loan category from 2.1% as of September 30, 2004 to 2.5% as of September 30, 2005, in accordance with Corp Banca's growth strategy. Residential mortgage loans are an important product line for Corp Banca as they provide the bank with opportunities to cross-sell other products.

Total loans, net of interbank loans of Corp Banca grew by 15.8% in 12 months ended September 30, 2005, outpacing the 12.4% growth in total loans, net of interbank loans for the Chilean banking sector. As result of this growth, Corp Banca's market share of total loans, net of interbank loans grew from 6.4% as of September 2004 to 6.6% as of September 30, 2005.

Corp Banca's strong growth in its total loan portfolio helped to offset an increase in allowances for loan losses of 0.8%. As of September 30, 2005 Corp Banca had a risk index (allowances for loan losses over total loans) of 1.6% compared to 1.8% as of the same date in 2004 and compared to 1.7% recorded by the Chilean banking sector for the same period





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in 2004. Over the same period (year on year), provisions for loan losses dropped by Ch$4,158 million, or 27.3%, evidencing the quality of Corp Banca's loan portfolio and the application of its risk management policies.

The quality of Corp Banca's loan portfolio is evidenced by a decrease of 9.8% in past-due loans, which constituted 0.8% of Corp Banca's total loan portfolio as of September 30, 2005, as compared to 1.0% as of September 30, 2004. As of September 30, 2005, the percentage of past-due loans for the Chilean banking industry was 1.0%.

In addition, Corp Banca's hedge indicator, calculated as allowances for loan losses over past-due loans, was 205.7% as of September 2005 compared to 184.0% as of September 30, 2004, which compares favorably with the 165.6% indicator recorded by the Chilean banking sector as of September 30, 2005.

>    Financing

The following table sets forth certain information relating to Corp Banca's sources of financing as of the dates indicated, in millions of Chilean pesos (except percentages):



---------------------------------------------- --------------------- ---------------------- -------------------- -------------------
                                               As of September 30,    As of September 30,       Change from       Percentage change
                                                       2004                  2005           September 30, 2004    from September 30,
                                                                                                  to 2005           2004 to 2005
---------------------------------------------- --------------------- ---------------------- -------------------- -------------------
Saving accounts and time deposits                      1,557,926             1,694,692                136,766                8.8%
Current (checking) accounts                              131,663               145,112                 13,449               10.2%
Banker's drafts and other sight deposits                 139,654                95,609                (44,044)             (31.5%)
Mortgage bonds                                           349,528               304,208                (45,321)             (13.0%)
Domestic borrowings                                       34,691               103,366                 68,676              198.0%
Foreign borrowings                                       203,254               234,587                 31,334               15.4%


Funds in process of settlement                            94,225                71,605                (22,621)             (24.0%)
Current (checking) accounts + other sight deposits (*)   177,091               169,117                 (7,975)               4.5%

(*) Net from funds in process of settlement


In addition to the capitalization of earnings described herein, which contributed to Corp Banca's solid equity base, growth in Corp Banca's interest-earning assets was funded by deposits and borrowings from local sources, as well as through foreign borrowings.

Corp Banca's funding from local sources (i.e., savings accounts and time deposits, current (checking) accounts, banker's drafts and other sight deposits, mortgage bonds and domestic borrowings) grew by Ch$129,526 million, or 5.9%, boosted mainly by savings accounts and time deposits, which expanded by Ch$136,766 million, or 8.8%, in each case from September 30, 2004 to September 30, 2005. Foreign borrowings, meanwhile, increased by Ch$31,334 million, 15.4%, reflecting the vitality of foreign trade and commercial loans in foreign currency.

Finally, in April 2005, Corp Banca issued a bond in the Chilean local market in the principal amount of U.F. 8,000,000 (approximately US$250 million). The terms of the bond include a 5-year maturity, interest of 3.00% per annum, and a bullet payment of principal at maturity. The purpose of this issuance was to decrease the gap between assets and liabilities with respect to currencies (adjusted) and terms to maturity.



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>    Solvency and Profitability

The capital increase that took place in November 2002 and the capitalization at the beginning of 2005 of 50% of Corp Banca's 2004 net income (Ch$25,384 million) in accordance with the bank's capitalization policy has allowed Corp Banca to apply its capital resources by increasing the size of its loan portfolio and expanding its financial investments.

As of September 30, 2005, Corp Banca had Ch$359,550 million (US$ 674 million) in capital and reserves, placing the bank in fourth place among its peers of comparable size in terms of loan portfolio and markets served, and had a market share of 8.3% of the total capital and reserves of the Chilean banking sector.

Corp Banca's solvency, reflected by the Basel Index of 13.9% at September 2005, was among the highest levels in its peer group. However, return on equity (ROE) dropped from 15.6% in the first nine months of 2004 to 14.8% in the first nine months of 2005. This decrease was due in part to the increase in Corp Banca's capital base as a result of the capitalization of 50% of the 2004 net income and by the impact of the recordation of tax provisions following the full utilization of tax loss carryforwards. On a pre-tax basis, Corp Banca's annualized return on equity for the first nine months of 2005 was 18.0% compared to 17.1 % for the first nine months of 2004.

For the third quarter of 2005 Corp Banca's return on equity was 17.0%, which compares favorably with the 14.5% posted for the third quarter of 2004. On a pre-tax basis, these ratios were 20.2% and 17.8% for third quarters of 2005 and 2004, respectively.

Finally, return on interest-earning assets also increased from 1.7% in the third quarter of 2004 to 1.9% in the third quarter of 2005. On a pre-tax basis, it increased from 2.0% in the third quarter of 2004 to 2.2% in the third quarter of 2005.



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                 Consolidated Statements of Income (unaudited)
  (In millions of Chilean pesos as of September 30, 2005, except percentages)


                                          Nine months ended      Nine months ended        Change
                                          September 30, 2004     September 30, 2005     Ch$ millions          %

OPERATING INCOME
Net interest revenue                             85,822.4              84,177.9          (1,644.5)          (1.9%)
Gains from trading activities                     8,342.8              13,570.6           5,227.8           62.7%
Fees and income from services, net               13,831.2              15,721.1           1,889.9           13.7%
Foreign exchange transactions, net                  901.1                 558.7            (342.4)         (38.0%)
Other operating income (loss), net               (4,819.6)             (3,385.3)          1,434.3          (29.8%)
Gross margin                                    104,077.9             110,643.0           6,565.1            6.3%

Personnel salaries and expenses                 (24,793.1)            (27,121.1)         (2,328.0)           9.4%
Administrative and other expenses               (11,642.5)            (12,511.6)           (869.1)           7.5%
Depreciation and amortization                    (3,711.1)             (3,807.3)            (96.2)           2.6%
Total operating expenses                        (40,146.7)            (43,440.0)         (3,293.3)           8.2%

Net operating income                             63,931.2              67,203.0           3,271.8            5.1%

Provisions for loan losses (*)                  (15,249.5)            (11,091.2)          4,158.3          (27.3%)

Operating income                                 48,681.7              56,111.8           7,430.1           15.3%

OTHER INCOME AND EXPENSES
Non-operating income                              2,130.8               2,221.5              90.7            4.3%
Non-operating expenses                           (3,407.8)             (3,035.5)            372.3          (10.9%)
Income attributable to investments in other         174.3                 157.5             (16.8)          (9.6%)
companies
Price level restatement                          (4,844.5)             (6,916.2)         (2,071.7)          42.8%
Total other income and expenses                  (5,947.2)             (7,572.7)         (1,625.5)          27.3%


Income before income taxes                       42,734.5              48,539.1           5,804.6           13.6%


Income taxes                                     (3,628.1)             (8,713.7)         (5,085.6)         140.2%
Income after income taxes                        39,106.4              39,825.4             719.0            1.8%


Minority interest                                     -                     -                 -               -
Net income                                       39,106.4              39,825.4             719.0            1.8%


(*) Under regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans



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                 Consolidated Statements of Income (unaudited)
  (In millions of Chilean pesos as of September 30, 2005, except percentages)

                                                                                                Change
                                            Third quarter 2004      Third quarter 2005        $
                                                                                     Ch millions            %
OPERATING INCOME
Net interest revenue                               28,916.4           30,587.9            1,671.5              5.8%
Gains from trading activities                       3,446.8            4,545.2            1,098.4             31.9%
Fees and income from services, net                  4,989.0            5,967.2              978.2             19.6%
Foreign exchange transactions, net                  1,229.6            1,061.0             (168.6)           (13.7%)
Other operating income (loss), net                 (1,551.6)          (1,425.0)             126.6             (8.2%)
Gross margin                                       37,030.2           40,736.3            3,706.1             10.0%

Personnel salaries and expenses                    (8,810.2)          (9,589.4)            (779.2)             8.8%
Administrative and other expenses                  (4,409.2)          (4,635.6)            (226.4)             5.1%
Depreciation and amortization                      (1,243.5)          (1,317.5)             (74.0)             6.0%
Total operating expenses                          (14,462.9)         (15,542.5)          (1,079.6)             7.5%

Net operating income                               22,567.3           25,193.8            2,626.5             11.6%

Provisions for loan losses (*)                     (4,156.1)          (3,209.4)             946.7            (22.8%)

Operating income                                   18,411.2           21,984.4            3,573.2             19.4%


OTHER INCOME AND EXPENSES
Non-operating income                                  451.1              986.8              535.7            118.8%
Non-operating expenses                             (1,242.8)            (741.5)             501.3            (40.3%)
Income attributable to investments in other            87.3               61.9              (25.4)           (29.1%)
companies
Price level restatement                            (2,860.0)          (4,153.1)          (1,293.1)            45.2%
Total other income and expenses                    (3,564.4)          (3,845.9)            (281.5)             7.9%

Income before income taxes                         14,846.8           18,138.5            3,291.7             22.2%

Income taxes                                       (2,764.4)          (2,866.5)            (102.1)             3.7%
Income after income taxes                          12,082.4           15,272.0            3,189.6             26.4%

Minority interest
Net income                                         12,082.4           15,272.0            3,189.6             26.4%


(*) Under regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans

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

                                                                           As of September         As of September
                                                                         30, 2004 or for the     30, 2005 or for the
                     Selected Performance Ratios                           nine months then       nine months then
                                                                                ended                   ended
Solvency indicators
Basle index                                                                   15.1%                    13.9%
Shareholders' equity/Total assets                                             10.5                     10.2%
Shareholders' equity/Total liabilities                                        11.9%                    11.5%

Credit quality ratios
Risk index (1)                                                                 1.8%                     1.6%
Past due loans/Total loans                                                     1.0%                     0.8%
Allowances/Total loans                                                         1.8%                     1.6%
Allowances/Past due loans                                                     184.0%                  205.7%
Provisions for loan losses/Total loans                                         0.8%                     0.5%
Provisions for loan losses/Gross margin                                       14.7%                    10.0%
Provisions for loan losses/Net income                                          39.0%                   27.8%

Profitability ratios
Net interest revenue/Interest-earning assets (2)                               3.9%                     3.4%
Net interest revenue, as adjusted (3)/Interest-earning assets (2)              4.9%                     4.6%
Gross margin/Total assets                                                      4.4%                     4.2%
Provisions and charge-off expenses/Total assets                                0.6%                     0.4%
ROA (before taxes), over total assets                                          1.8%                     1.8%
ROA, (before taxes), over interest-earning assets (2)                          2.0%                     2.0%
ROE (before taxes)                                                            17.1%                    18.0%
ROA, over total assets                                                         1.6%                     1.5%
ROA, over interest-earning assets (2)                                          1.8%                     1.6%
ROE                                                                           15.6%                    14.8%
Earnings from subsidiaries/Investment in subsidiaries                         15.9%                    12.6%

Efficiency ratios
Operating expenses/Total assets                                                1.7%                     1.6%
Operating expenses/Total loans                                                 2.2%                     2.1%
Operating expenses/Gross margin                                               38.6%                    39.3%

Earnings
Earnings per share before taxes (Chilean pesos per share)                      0.25                     0.29
Earnings per ADR before taxes (U.S. dollars per ADR)                           2.07                     2.67
Earnings per share (Chilean pesos per share)                                   0.23                     0.23
Earnings per ADR (U.S. dollars per ADR)                                        1.89                     2.19

(1)  New risk index considers total loan loss allowances
(2)  Interest-earning assets: Total loans and financial investments
(3)  Includes exchange rate earnings from the forward contracts


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


               Selected Performance Ratios                     Third quarter 2004   Third quarter 2005
Credit quality ratios
Provisions for loan losses/Total loans                                      0.7%                  0.5%
Provisions for loan losses/Gross margin                                    11.2%                  7.9%
Provisions for loan losses/Net income                                      34.4%                 21.0%

Profitability ratios
Net interest revenue/Interest-earning assets (1)                            4.0%                  3.7%
Net interest revenue, as adjusted (2)/Interest-earning assets (1)           4.3%                  4.1%
Gross margin/Total assets                                                   4.7%                  4.6%
Provisions and charge-off expenses/Total assets                             0.5%                  0.4%
ROA (before taxes), over total assets                                       1.9%                  2.1%
ROA (before taxes), over interest-earning assets (1)                        2.0%                  2.2%
ROE (before taxes)                                                         17.8%                 20.2%
ROA, over total assets                                                      1.5%                  1.7%
ROA, over interest-earning assets (1)                                       1.7%                  1.9%
ROE                                                                        14.5%                 17.0%
Earnings from subsidiaries/Investment in subsidiaries                      23.8%                 14.9%

Efficiency ratios
Oper. Expenses/Total assets                                                 1.8%                  1.8%
Oper. Expenses/Total loans                                                  2.4%                  2.2%
Oper. Expenses/Gross operating margin                                      39.1%                 38.2%

(1) Interest-earning assets: Total loans and financial investments
(2) Includes exchange rate earnings from the forward contracts


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

                     Consolidated Balance Sheets (unaudited)
   (In millions of Chilean pesos as of September 30, 2005, except percentages)

                                             Nine months ended         Nine months ended              Change
                                             September 30, 2004        September 30, 2005   Ch$ millions          %
Assets

Cash and due from banks                            146,789.5               120,987.8          (25,801.7)      (17.6%)
Total Loans                                      2,388,408.9             2,765,939.9          377,531.0        15.8%
Provisions                                         (44,009.6)              (44,366.4)            (356.8)        0.8%
Loans, net                                       2,344,399.3             2,721,573.5          377,174.2        16.1%
Loans to financial institutions                     15,450.0                30,005.5           14,555.5        94.2%
Securities trading                                  11,741.4                19,984.4            8,243.0        70.2%
Investments                                        507,773.3               487,571.2          (20,202.1)       (4.0%)
Other assets                                       123,485.1               108,874.9          (14,610.2)      (11.8%)
Fixed assets                                        33,903.4                33,609.8             (293.6)       (0.9%)

Total assets                                     3,183,542.0             3,522,607.1          339,065.1        10.7%


Liabilities
Current (checking) accounts                        131,662.9               145,112.0           13,449.1        10.2%
Saving accounts and time deposits                2,290,947.0             2,389,878.4           98,931.4         4.3%
Subordinated bonds                                  49,393.9               190,793.4          141,399.5       286.3%
Borrowings from domestic financial
institutions                                        34,690.6               103,366.4           68,675.8       198.0%
Foreign borrowings                                 203,253.6               234,587.4           31,333.8        15.4%
Other borrowings                                   100,390.7                59,494.1          (40,896.6)      (40.7%)

Total liabilities                                2,810,338.7             3,123,231.7          312,893.0        11.1%

Shareholders' equity                               373,203.3               399,375.4           26,172.1         7.0%

Total liabilities and shareholders' equity       3,183,542.0             3,522,607.1          339,065.1        10.7%



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FORWARD-LOOKING INFORMATION

To the extent that some statements and assumptions contained herein constitute forward-looking statements, such statements are based on the point of view and the assumptions of management, and involve known and unknown risks and uncertainties. Results may be materially different from those expressed or implicit in such statements.

--------------------------------------------------------------------------------

Contacts - CORP BANCA:

                                            Camilo Morales R.
                                            Planning and Development Manager
                                            (56 - 2) 687-8114
                                            cmoraler@corpbanca.cl


                                            Jaime Walls R.
                                            Planning Manager
                                            (56 - 2) 687-8603
                                            jwalls@corpbanca.cl


                                            Raul Rubel B.
                                            Investor Relations
                                            (56 - 2) 687-6075
                                             rrubel@corpbanca.cl


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